UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AdCare Health Systems, Inc.
(Name of Subject Company (Issuer))

Christopher F. Brogdon
(Name of Filing Persons (identifying status as officer, issuer or other person))

Common Stock, no par value
(Title of Class of Securities)

00650W300
(CUSIP Number of Class of Securities)

Copies to:
Christopher F. Brogdon	William T. Watts, Jr.
Two Buckhead Plaza	Sheryl Kinlaw
3050 Peachtree Road NW, Suite 355	FisherBroyles, LLP
Atlanta, Georgia 30305	1200 Abernathy Road, Building 600
Northpark Town Center, Suite 1700
Atlanta, Georgia 30328
(770) 464-9323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of filing persons)

CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Form or Registration No:	Not applicable
Filing party:	Not applicable
Date filed:	Not applicable

☑           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 17, 2013 issued by Christopher F. Brogdon

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

April 17, 2013

Contact:

Christopher Brogdon
Manager, Brogdon Family LLC
(404) 386-9607
cfbrogdon@winterhavenhomesinc.com

FOR IMMEDIATE RELEASE
April 17, 2013

Brogdon Family, LLC Announces Intention to Commence Tender Offer for
Majority Interest in AdCare Health Systems

ATLANTA, Georgia – April 17, 2013- Brogdon Family, LLC (“Brogdon Family”), a Georgia limited liability company owned in part by Christopher F. Brogdon, a Director of AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), a leading long-term care provider, today announced that it intends to commence a tender offer to the shareholders of AdCare to acquire a majority interest of the Company.  Mr. Brogdon and his affiliates currently own approximately 12% of the outstanding common stock of AdCare, and thus Brogdon Family and its affiliates intend to purchase at least an additional 43%, and up to an additional 63%, of AdCare’s outstanding common stock, at a cash purchase price of $8.00 per share.

The intended offer price represents a premium of approximately 86% over the closing share price of April 16, 2013, the last trading day prior to today’s announcement.  The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to AdCare’s shareholders when Brogdon Family commences its tender offer, which is expected to occur within ten business days.  The tender offer will be subject to a financing condition and to the tender of a sufficient number of AdCare’s outstanding common stock such that Brogdon Family and its affiliates would own at least a 55% interest in the Company, as well as customary conditions, including receipt of any required governmental approvals.

Brogdon Family and its principals have been in the nursing home and assisted living business for over 25 years and presently own over 50 nursing homes and 22 assisted living properties.

Brogdon Family has not yet commenced the tender offer referred to in this press release.  The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares will be made only pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that are expected to be mailed to all shareholders shortly after commencement of the tender offer, at no expense to shareholders. Shareholders should read those materials and the documents incorporated therein by reference carefully when they become available, because they will contain important information, including the various terms and conditions of the tender offer. Brogdon Family intends to file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related letter of transmittal, and other related materials, will also be available to shareholders at no charge on the SEC’s website at www.sec.gov. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.